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                                                                     Exhibit 6.2

                          FLORIDA SAVINGS BANCORP, INC.
                              EMPLOYMENT AGREEMENT


         This AGREEMENT ("Agreement") is made effective as of June 30, 1998, by and between Florida Savings Bancorp, Inc. (the "Holding Company"), a corporation organized under the laws of Florida with its principal offices at 8181 SW 117 Street, Miami, Florida and Robert L. Bonnet ("Executive"). Any reference to "Institution" herein shall mean Florida Savings Bank or any successor thereto.

         WHEREAS, the Holding Company wishes to assure itself of the services of Executive for the period provided in this Agreement; and

         WHEREAS, Executive is willing to serve in the employ of the Holding Company on a full-time basis for said period.

         NOW, THEREFORE, in consideration of the mutual covenants herein contained, and upon the other terms and conditions hereinafter provided, the parties hereby agree as follows:

1.       POSITION AND RESPONSIBILITIES.

         During the period of Executive's employment hereunder, Executive agrees to serve as President and Chief Operating Officer of the Holding Company. Executive shall render administrative and management services to the Holding Company such as are customarily performed by persons in a similar executive capacity. During said period, Executive also agrees to serve as a director of the Holding Company.

2.       TERMS.

         (a) The period of Executive's employment under this Agreement shall be deemed to have commenced as of the date first above written and shall continue for a period of thirty-six (36) full calendar months thereafter. At the end of the initial thirty-six (36) month term, the term of this Agreement shall be extended for two (2) consecutive twenty-four (24) month terms unless Executive elects not to extend the term of the Agreement by giving written notice to the other party in accordance with Section 8 of this Agreement.

         (b) During the period of Executive's employment hereunder, except for periods of absence occasioned by illness, reasonable vacation periods, and reasonable leaves of absence, Executive shall devote substantially all his business time, attention, skill, and efforts to the faithful performance of his duties hereunder, including activities and services related to the organization, operation and management of the Holding Company and its direct or indirect subsidiaries ("Subsidiaries") and participation in community, professional and civic organizations; provided, however, that, with the approval of the Board, as evidenced by a resolution of such Board, from time to time, Executive may serve, or continue to serve, on the boards of directors of, and hold any other offices or positions in, companies or organizations, which, in such Board's judgment, will not present any conflict of interest with the Holding Company or its Subsidiaries, or materially affect the performance of Executive's duties pursuant to this Agreement.

         (c) Executive shall be entitled to three (3) weeks of vacation at full pay for the first year of this Agreement. Commencing on the first anniversary date of this Agreement, Executive shall be entitled to four (4) weeks vacation for the duration of the term of this Agreement. The time for such vacation shall be mutually agreed upon by the parties to this Agreement, and must be taken within one (1) year after such vacation time is accrued. Executive shall not be entitled to vacation pay in lieu of vacation, and any vacation time not used shall be deemed waived, if said policy is instituted for all other management level employees of the Bank.

         (d) Notwithstanding anything herein contained to the contrary, Executive's employment with the Holding Company may be terminated by the Holding Company or Executive during the term of this Agreement, subject to the terms and conditions of this Agreement. However, Executive shall not perform, in any respect, directly or indirectly, during the pendency of his temporary or permanent suspension or termination from the Institution, duties and responsibilities formerly performed at the Institution as part of his duties and responsibilities as President and Chief Operating Officer of the Holding Company.

3.       COMPENSATION AND REIMBURSEMENT.

         (a) Executive shall be entitled to a salary from the Holding Company or its Subsidiaries of $104,000 per year ("Base Salary"). Base Salary shall include any amounts of compensation deferred by Executive under any tax-qualified retirement or welfare benefit plan or any other deferred compensation arrangement maintained by the Holding Company and its Subsidiaries. Such Base Salary shall be payable in accordance with the Bank's regular payroll practices. During the period of this Agreement, Executive's Base Salary shall be reviewed at least annually; the first such review will be made no later than one year from the date of this Agreement. Such review shall be conducted by the Board or by a Committee of the Board delegated such responsibility by the Board. The Committee or the Board may increase Executive's Base Salary. Any increase in Base Salary shall become the "Base Salary" for purposes of this Agreement. In addition to the Base Salary provided in this Section 3(a), the Holding Company shall also provide Executive, at no premium cost to Executive, with all such other benefits as provided uniformly to permanent full-time employees of the Holding Company and its Subsidiaries. In addition, Executive shall be entitled to incentive compensation and bonuses as provided in any plan or arrangement of the Holding Company or its Subsidiaries in which Executive is eligible to participate.

         (b) Executive shall be entitled to participate in any employee benefit plans, arrangements and perquisites substantially equivalent to those in which Executive was participating or otherwise deriving benefit from immediately prior to the beginning of the term of

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this Agreement, and the Holding Company and its Subsidiaries will not, without
Executive's prior written consent, make any changes in such plans, arrangements or perquisites which would materially adversely affect Executive's rights or benefits thereunder, except to the extent that such changes are made applicable to all Holding Company and Institution employees eligible to participate in such plans, arrangements and perquisites on a non-discriminatory basis. Without limiting the generality of the foregoing provisions of this Subsection (b), Executive shall be entitled to participate in or receive benefits under all plans relating to stock options, restricted stock awards, stock purchases, pension, thrift, supplemental retirement, profit-sharing, employee stock ownership, group life insurance, medical and other health and welfare coverage, education, cash or stock bonuses that are now or hereafter made available by the Holding Company or its Subsidiaries to its senior executives and key management employees, subject to and on a basis consistent with the terms, conditions and overall administration of such plans and arrangements. The Holding Company agrees that it will institute a group health insurance plan, the benefits of which shall be extended to Executive. The Holding Company agrees to pay all costs for Executive's benefits and his dependent's participation in any benefit program established for which Executive is eligible, including, but not limited to the benefit programs listed in this paragraph. Executive shall be entitled to incentive compensation and bonuses as provided in any plan of the Holding Company and its Subsidiaries in which Executive is eligible to participate. Nothing paid to Executive under any such plan or arrangement will be deemed to be in lieu of other compensation to which Executive is entitled under this Agreement.

         (c) The Holding Company shall pay or reimburse Executive for all reasonable travel and other reasonable expenses incurred in the performance of Executive's obligations under this Agreement and may provide such additional compensation in such form and such amounts as the Board may from time to time determine. During the term of this Agreement, the Holding Company shall provide Executive with a new automobile. The Holding Company agrees to pay for all insurance required to be carried in connection with the automobile's operations, including but not limited to combined single limit liability coverage in the amount of $300,000 and uninsured motorists coverage in the amount of $300,000. Executive agrees that the Holding Company shall either buy or lease said automobile in its sole discretion. The Holding Company agrees to reimburse Executive for any reasonable and necessary automobile expenses including repairs and gas conditioned upon Executive's presentation of proper vouchers for such expenses incurred by him in operating the automobile. Upon termination of employment, Executive shall return the automobile to the Holding Company.

                  Holding Company agrees to obtain memberships in one local social club and one local country club for the benefit of Executive subject to the approval of the Chairman of the Board. Any reasonable expenses incurred at such clubs in order to promote the business of the Holding Company shall be reimbursed by the Holding Company upon the presentation of proper vouchers and such sums with other similar type expenses not to exceed the limitations set forth in the financial budget of the Holding Company and the Institution. Executive's ability to enjoy the benefits of such memberships shall terminate upon the termination of employment for cause. If termination is without cause, all dues will be paid for one (1) year after termination. No expense reimbursements other than membership dues or fees will be paid for the one (1) year.

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         (d)      In addition to the foregoing, while Executive is serving as a member of the Board of Directors, he shall be entitled to the standard director's fee, as established by the Holding Company, to the same extent as other directors of the Holding Company.

4.       PAYMENTS TO EXECUTIVE UPON AN EVENT OF TERMINATION.

         (a) Upon the occurrence of an Event of Termination (as herein defined) during Executive's term of employment under this Agreement, the provisions of this Section shall apply. As used in this Agreement, an "Event of Termination" shall mean and include any one or more of the following: (i) the termination by the Holding Company of Executive's full-time employment hereunder for any reason other than termination governed by Section 5(a) hereof, or for Cause, as defined in Section 7 hereof; (ii) Executive's resignation from the Holding Company's employ, upon, any (A) failure to elect or reelect or to appoint or reappoint Executive as President and Chief Operating Officer, unless consented to by Executive, (B) a material change in Executive's function, duties, or responsibilities with the Holding Company or its Subsidiaries, which change would cause Executive's position to become one of lesser responsibility, importance, or scope from the position and attributes thereof described in Section 1, above, unless consented to by Executive, (C) a relocation of Executive's principal place of employment by more than 30 miles from its location at the effective date of this Agreement, unless consented to by Executive, (D) a material reduction in the benefits and perquisites to Executive from those being provided as of the effective date of this Agreement, unless consented to by Executive, (E) a liquidation or dissolution of the Holding Company or the Institution, or (F) breach of this Agreement by the Holding Company. Upon the occurrence of any event described in clauses (A), (B),
(C), (D), (E) or (F), above, Executive shall have the right to elect to terminate his employment under this Agreement by resignation upon not less than sixty (60) days prior written notice given within six full calendar months after the event giving rise to said right to elect.

         (b) Upon the occurrence of an Event of Termination, on the Date of Termination, as defined in Section 8, the Holding Company shall be obligated to pay Executive, or, in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, a sum equal to the sum of: (i) one (1) times Executive's Base Salary; and (ii) all benefits, including health insurance coverage in accordance with Section 3(b) for a period of one (1) year from the Date of Termination. At the election of Executive, which election is to be made prior to an Event of Termination, such payments shall be made in a lump sum. In the event that no election is made, payment to Executive will be made on a monthly basis in approximately equal installments during the remaining term of the Agreement. Such payments shall not be reduced in the event Executive obtains other employment following termination of employment.

5.       CHANGE IN CONTROL.

         (a) For purposes of this Agreement, a "Change in Control" of the Holding Company or the Institution shall mean an event of a nature that: (i) results in a Change in Control of the Institution or the Holding Company within the meaning of the Home Owners' Loan Act of 1933, as amended, the Federal Deposit Insurance Act, and the Rules and Regulations promulgated by

                                        4

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the Office of Thrift Supervision (or its predecessor agency), as in effect on the date hereof (provided, that in applying the definition of change in control as set forth under the rules and regulations of the OTS, the Board shall substitute its judgment for that of the OTS); or (ii) without limitation such a Change in Control shall be deemed to have occurred at such time as (A) a change of at least 50% of the controlling class of stock ownership of the Holding Company or the Bank; or (B) if Bernard Janis transfers or sells 80% or more of his initial stock ownership in the Holding Company or the Bank, except that this clause shall not apply upon the death of Bernard Janis or (C) individuals who constitute the Board on the date hereof (the "Incumbent Board") cease for any reason to constitute at least a majority thereof, provided that any person becoming a director subsequent to the date hereof whose election was approved by a vote of at least three-quarters of the directors comprising the Incumbent Board, or whose nomination for election by the Company's stockholders was approved by a Nominating Committee solely composed of members which are Incumbent Board members, shall be, for purposes of this clause (C), considered as though he were a member of the Incumbent Board, or (D) a plan of reorganization, merger, consolidation, sale of all or substantially all the assets of the Institution or the Holding Company or similar transaction occurs or is effectuated in which the Institution or Holding Company is not the resulting entity; provided, however, that such an event listed above will be deemed to have occurred or to have been effectuated upon the receipt of all required federal regulatory approvals not including the lapse of any statutory waiting periods. For purposes of this Section 5, the acquisition of 10% or more of the voting securities of the Holding Company or the Bank by Andrea Green, either directly or indirectly, subsequent to the effective date of this Agreement will not constitute a change in control and, as such, the Executive will not be entitled payments set forth in Section 5(b) and 5(c) hereof.

         (b) If a Change in Control has occurred pursuant to Section 5(a) or the Board has determined that a Change in Control has occurred, Executive shall be entitled to the benefits provided in paragraphs (c) and (d), of this
Section 5 upon his subsequent termination of employment at any time during the term of this Agreement due to (i) Executive's dismissal, or (ii) Executive's voluntary resignation following any demotion, loss of title, office or significant authority or responsibility, reduction in the annual compensation or reduction in benefits or relocation of his principal place of employment by more than 30 miles from its location immediately prior to the change in control, unless such termination is because of his death or termination for Cause.

         (c) Upon Executive's entitlement to benefits pursuant to Section 5(b), the Holding Company shall pay Executive, or in the event of his subsequent death, his beneficiary or beneficiaries, or his estate, as the case may be, as severance pay or liquidated damages, or both, a sum equal to: (i) one (1) times Executive's Average Annual Compensation (as defined herein) for the five (5) preceding taxable years that Executive has been employed by the Holding Company or its Subsidiaries or such lesser number of years in the event Executive shall have been employed with the Holding Company or its Subsidiaries less than five
(5) years. Such Average Annual Compensation shall include all taxable income paid by the Holding Company or its Subsidiaries, including but not limited to, Base Salary, commissions and bonuses, as well as contributions on behalf of Executive to any pension and profit sharing plan, severance payments, directors or committee fees and fringe benefits paid or to be paid to Executive during such years. At the election of Executive, which election is to be made prior to a Change in Control, such payment shall be made in a lump sum. In the event that no election is made, payment to Executive will be made on a monthly basis in approximately equal installments during the

                                        5

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remaining term of the Agreement. Such payments shall not be reduced in the event
Executive obtains other employment following termination of employment.

         (d) Upon Executive's entitlement to benefits pursuant to Section 5(b), the Company will cause to be continued life, medical, dental and disability coverage substantially equivalent to the coverage maintained by the Institution for Executive at no premium cost to Executive prior to his termination. Such coverage and payments shall cease upon the expiration of twelve (12) months following the Change in Control.

6.       CHANGE OF CONTROL RELATED PROVISIONS.

         (a) Notwithstanding the provisions of Section 5, in the event that:

                  (i) the aggregate payments or benefits to be made or afforded to Executive, which are deemed to be parachute payments as defined in Section 280G of the Internal Revenue Code of 1986, as amended (the "Code") or any successor thereof, (the "Termination Benefits") would be deemed to include an "excess parachute payment" under Section 280G of the Code; and

                  (ii) if such Termination Benefits were reduced to an amount (the "Non-Triggering Amount"), the value of which is one dollar ($1.00) less than an amount equal to three (3) times Executive's "base amount," as determined in accordance with said Section 280G and the Non-Triggering Amount less the product of the marginal rate of any applicable state and federal income tax and the Non-Triggering Amount would be greater than the aggregate value of the Termination Benefits (without such reduction) minus
                           (i) the amount of tax required to be paid by Executive thereon by Section 4999 of the Code and further minus (ii) the product of the Termination Benefits and the marginal rate of any applicable state and federal income tax, then the Termination Benefits shall be reduced to the Non-Triggering Amount. The allocation of the reduction required hereby among the Termination Benefits shall be determined by Executive.

7.       TERMINATION FOR CAUSE.

         The term "Termination for Cause" shall mean termination because of Executive's personal dishonesty, willful misconduct, any breach of fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, regulation (other than traffic violations or similar offenses), final cease and desist order or material breach of any provision of this Agreement. Notwithstanding the foregoing, Executive shall not be deemed to have been terminated for Cause unless and until there shall have been delivered to him a Notice of Termination which shall include a copy of a resolution duly adopted by the affirmative vote of

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not less than three-fourths of the members of the Board at a meeting of the
Board called and held for that purpose (after reasonable notice to Executive and an opportunity for him, together with counsel, to be heard before the Board), finding that in the good faith opinion of the Board, Executive was guilty of conduct justifying Termination for Cause and specifying the particulars thereof in detail. Executive shall not have the right to receive compensation or other benefits for any period after Termination for Cause. During the period beginning on the date of the Notice of Termination for Cause pursuant to Section 8 hereof through the Date of Termination, stock options granted to Executive under any stock option plan shall not be exercisable nor shall any unvested awards granted to Executive under any stock benefit plan of the Institution, the Holding Company or any subsidiary or affiliate thereof, vest. At the Date of Termination, such stock options and related limited rights and any such unvested awards shall become null and void and shall not be exercisable by or delivered to Executive at any time subsequent to such Termination for Cause.

8.       NOTICE.

         (a) Any purported termination by the Holding Company or by Executive shall be communicated by Notice of Termination to the other party hereto. For purposes of this Agreement, a "Notice of Termination" shall mean a written notice which shall indicate the specific termination provision in this Agreement relied upon and shall set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of Executive's employment under the provision so indicated.

         (b) "Date of Termination" shall mean the date specified in the Notice of Termination (which, in the case of a Termination for Cause, shall not be less than thirty (30) days from the date such Notice of Termination is given).

         (c) If, within thirty (30) days after any Notice of Termination is given, the party receiving such Notice of Termination notifies the other party that a dispute exists concerning the termination, except upon the occurrence of a Change in Control and voluntary termination by Executive in which case the Date of Termination shall be the date specified in the Notice, the Date of Termination shall be the date on which the dispute is finally determined, either by mutual written agreement of the parties, by a binding arbitration award, or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal therefrom having expired and no appeal having been perfected) and provided further that the Date of Termination shall be extended by a notice of dispute only if such notice is given in good faith and the party giving such notice pursues the resolution of such dispute with reasonable diligence. Notwithstanding the pendency of any such dispute, the Holding Company will continue to pay Executive his full compensation in effect when the notice giving rise to the dispute was given (including, but not limited to, Base Salary) and continue him as a participant in all compensation, benefit and insurance plans in which he was participating when the notice of dispute was given, until the dispute is finally resolved in accordance with this Agreement. Amounts paid under this Section are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

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9.       POST-TERMINATION OBLIGATIONS.

         All payments and benefits to Executive under this Agreement shall be subject to Executive's compliance with this Section 9 for one (1) full year after the earlier of the expiration of this Agreement or termination of Executive's employment with the Holding Company. Executive shall, upon reasonable notice, furnish such information and assistance to the Holding Company as may reasonably be required by the Holding Company in connection with any litigation in which it or any of its subsidiaries or affiliates is, or may become, a party.

10.      SOURCE OF PAYMENTS.

         (a) All payments provided in this Agreement shall be timely paid in cash or check from the general funds of the Holding Company subject to
Section 11(b).

         (b) Notwithstanding any provision herein to the contrary, to the extent that payments and benefits, as provided by this Agreement, are paid to or received by Executive under the Employment Agreement dated June 30, 1998 between Executive and the Institution, such compensation payments and benefits paid by the Institution will be subtracted from any amount due simultaneously to Executive under similar provisions of this Agreement. Payments pursuant to this Agreement and the Institution Agreement shall be allocated in proportion to the level of activity and the time expended on such activities by Executive as determined by the Holding Company and the Institution on a quarterly basis.

11.      EFFECT ON PRIOR AGREEMENTS AND EXISTING BENEFITS PLANS.

         This Agreement contains the entire understanding between the parties hereto and supersedes any prior employment agreement between the Holding Company or any predecessor of the Holding Company and Executive, except that this Agreement shall not affect or operate to reduce any benefit or compensation inuring to Executive of a kind elsewhere provided. No provision of this Agreement shall be interpreted to mean that Executive is subject to receiving fewer benefits than those available to him without reference to this Agreement.

12.      NO ATTACHMENT.

         (a) Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation, or to execution, attachment, levy, or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to affect any such action shall be null, void, and of no effect.

         (b) This Agreement shall be binding upon, and inure to the benefit of, Executive and the Holding Company and their respective successors and assigns.

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13.      MODIFICATION AND WAIVER.

         (a) This Agreement may not be modified or amended except by an instrument in writing signed by the parties hereto.

         (b) No term or condition of this Agreement shall be deemed to have been waived, nor shall there be any estoppel against the enforcement of any provision of this Agreement, except by written instrument of the party charged with such waiver or estoppel. No such written waiver shall be deemed a continuing waiver unless specifically stated therein, and each such waiver shall operate only as to the specific term or condition waived and shall not constitute a waiver of such term or condition for the future as to any act other than that specifically waived.

14.      SEVERABILITY.

         If, for any reason, any provision of this Agreement, or any part of any provision, is held invalid, such invalidity shall not affect any other provision of this Agreement or any part of such provision not held so invalid, and each such other provision and part thereof shall to the full extent consistent with law continue in full force and effect.

15.      HEADINGS FOR REFERENCE ONLY.

         The headings of sections and paragraphs herein are included solely for convenience of reference and shall not control the meaning or interpretation of any of the provisions of this Agreement.

16.      GOVERNING LAW.

         This Agreement shall be governed by the laws of the State of Florida without regards to principles of conflicts of law of this State.

17.      ARBITRATION.

         Any dispute or controversy arising under or in connection with this Agreement shall be settled exclusively by arbitration, conducted before a panel of three arbitrators sitting in a location selected by Executive within fifty
(50) miles from the location of the Institution, in accordance with the rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator's award in any court having jurisdiction; provided, however, that Executive shall be entitled to seek specific performance of his right to be paid until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement.

         In the event any dispute or controversy arising under or in connection with Executive's termination is resolved in favor of Executive, whether by judgment, arbitration or settlement, Executive shall be entitled to the payment of all back-pay, including salary, bonuses and any

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other cash compensation, fringe benefits and any compensation and benefits due
Executive under this Agreement.

18.      PAYMENT OF LEGAL FEES.

         All reasonable legal fees paid or incurred by Executive pursuant to any dispute or question of interpretation relating to this Agreement shall be paid or reimbursed by the Holding Company, if Executive is successful pursuant to a legal judgment, arbitration or settlement.

19.      INDEMNIFICATION.

         (a) The Holding Company shall provide Executive (including his heirs, executors and administrators) with coverage under a standard directors' and officers' liability insurance policy at its expense and shall indemnify Executive (and his heirs, executors and administrators) to the fullest extent permitted under Florida law against all expenses and liabilities reasonably incurred by him in connection with or arising out of any action, suit or proceeding in which he may be involved by reason of his having been a director or officer of the Holding Company (whether or not he continues to be a director or officer at the time of incurring such expenses or liabilities), such expenses and liabilities to include, but not be limited to, judgments, court costs and attorneys' fees and the cost of reasonable settlements.

         (b) Any payments made to Executive pursuant to this Section are subject to and conditioned upon compliance with 12 U.S.C. Section 1828(k) and 12 C.F.R. Part 359 and any rules or regulations promulgated thereunder.

20.      SUCCESSOR TO THE HOLDING COMPANY.

         The Holding Company shall require any successor or assignee, whether direct or indirect, by purchase, merger, consolidation or otherwise, to all or substantially all the business or assets of the Institution or the Holding Company, expressly and unconditionally to assume and agree to perform the Holding Company's obligations under this Agreement, in the same manner and to the same extent that the Holding Company would be required to perform if no such succession or assignment had taken place.

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                                   SIGNATURES


         IN WITNESS WHEREOF, Florida Savings Bancorp, Inc. has caused this Agreement to be executed and its seal to be affixed hereunto by its duly authorized officer and its directors, and Executive has signed this Agreement, on the 2/nd/ day of March, 1999.


ATTEST:                                   FLORIDA SAVINGS BANCORP, INC.



/s/ Dianna L. Romero                      By: /s/ Bernard Janis
--------------------------                    ---------------------------------
                                              Bernard Janis
                                              For the Entire Board of Directors




                  [SEAL]


WITNESS:                                  EXECUTIVE



/s/ Dianna L. Romero                      By: /s/ Robert L. Bonnet
--------------------------                    ----------------------------------
                                              Robert L. Bonnet




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